Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number: 2014/243852/06
Share codes: SSW (JSE) and SBSW(NYSE) ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House - Building 11 - Ground Floor Cnr
14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater secures up to €500 million Green financing package for its Keliber lithium project

Johannesburg, 22 August 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that it has executed a €500 million green loan financing facility (Green loan) for its Keliber lithium project in Finland, through its subsidiary Keliber Technology Oy. The Green loan secures the final capital expenditure funding required for the construction and development of its lithium mining, processing and refining facilities in Kaustinen, Kronoby and Kokkola, Finland respectively. The Green loan not only completes the full financing requirement for the Keliber lithium project, but also represents a significant injection of capital for Sibanye-Stillwater, improving Group financial flexibility and liquidity and ensuring that available Group cash and debt facilities are ring-fenced for operational and corporate requirements.

The Green loan is a distinctive credit facility, comprising a bank financed €250 million Export Credit Agency (ECA) guaranteed tranche, a €150 million tranche provided by the European Investment Bank (EIB) and a €100 million syndicated commercial bank tranche.

The Green loan facilities are governed by a "Green Financing Framework" (available for download at www.sibanyestillwater.com/green-financing-framework) and its green credentials have been confirmed by an independent second party, achieving a "Medium Green" classification from S&P Global ratings. The Green Financing Framework has been prepared in alignment with the Loan Market Association's 2023 Green Loan Principles and contains the following sections: (1) Use of Proceeds; (2) Process for Evaluation and Selection; (3) Management of Proceeds; and (4) Reporting. This Green loan underscores Sibanye-Stillwater's commitment to the green energy transition in partnership with supportive lenders and confirms the transparency, robust disclosure, and integrity of the Keliber lithium project's green financing efforts.

The proceeds of the Green loan will be used to complete the development of the Keliber Lithium project, with a total capital expenditure of ~€656 million (2023 terms) or ~€667 million (adjusted for inflation), partially funded by a previously raised equity financing component of ~€250 million.

Finnvera, the Finnish state owned ECA, has provided a guarantee covering 80% of the €250 million ECA tranche. This funding is aligned with Finnvera's strategic aim of strengthening the operating potential and competitiveness of Finnish enterprises by providing loans, domestic guarantees, export credit guarantees, and other services associated with the financing of exports.

The EIB financing of €150 million is consistent with EIB's intent to accelerate the green transition in Europe, boost technological innovation, and support regional development. This marks the first EIB financing support for mining critical raw materials in the European Union (EU) and is an important step towards the EU's strategic autonomy.

Bank of America and Natixis Corporate and Investment Banking acted as Joint Coordinators, Bookrunners and mandated lead arrangers for the entire financing package. Bank of America acted as the Green loan coordinator and documentation agent whilst Natixis acted as the facility agent, Finnvera and EIB coordinator.

The syndicated loan tranche was oversubscribed, with 7 international commercial banks participating, which is in addition to the loan from EIB. Key terms of the financing are below:

- Proceeds of the facilities will be allocated towards the development, construction, and maintenance of the Keliber lithium project, dedicated to the processing of lithium and production of lithium hydroxide, in terms of a financing framework aligned to the 2023 Green Loan Principles of the Loan Market Association

- Amortising repayment profile tied to projected project's cash flows, with ultimate maturities of 7 to 8 years
- Variable Interest rate linked to EURIBOR, with a competitive margin
- The facility borrower is Keliber Technology Oy
- The facilities will be guaranteed by Sibanye Stillwater Limited, Stillwater Mining Company, Sibanye Gold Pty Ltd, Sibanye Rustenburg Platinum Mines Pty Ltd, Kroondal Operations Pty Ltd, Eastern Platinum Pty Ltd, Western Platinum Pty Ltd, Sibanye Stillwater's Sandouville Refinery SAS and Keliber Oy
- Keliber Technology Oy and Keliber Oy will simultaneously join the guarantor group for Sibanye-Stillwater's US$1.2 billion Bonds, US$1 billion RCF, R6 billion RCF, and the Silicosis Guarantee Facility

Sibanye-Stillwater CEO, Neal Froneman commented: "We are delighted with the strong support from a diverse group of financiers, including the European Investment Bank and Finnvera. The funding package provides cost-effective, long-term funding for the balance of the Keliber project's funding needs and significantly improves the group liquidity, effectively ring- fencing the existing group facilities for operational requirements confirms the viability and ESG credentials of the Keliber lithium project, as well as underscoring its strategic importance to the European clean energy transition.

Matti Hietanen, CEO of Finnish Minerals Group commented: "To Finnish Minerals Group, the Keliber lithium project is a flagship project, which we as an anchor owner have advanced since 2018 and later on, in cooperation with our partner, Sibanye-Stillwater. The project has already taken determined steps forward with the construction of the refinery and mining sites. Today, we see the Keliber lithium project as an integral part of the Finnish battery value chain and at the same time as the first integrated lithium project in Europe. The financing solution that has now been secured enables the construction phase to be completed and the production of battery-grade lithium hydroxide to begin."

Notice in terms of Section 45(5) of the Companies Act

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act, 71 of 2008 (the Companies Act), and pursuant to the special resolution passed at the annual general meeting of the Company held on 28 May 2024, the board of directors of the Company (the Board) has adopted a resolution to guarantee the facilities, which guarantee constitutes the giving of direct and/or indirect financial assistance to related and inter-related companies and corporations of the Company in terms of the provisions of Section 45 of the Companies Act (the Financial Assistance). Shareholders are notified for purposes of section 45(5)(a) of the Companies Act that the Financial Assistance exceeds one-tenth of 1% of the Company's net worth.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45, as read with Section 4 of the Companies Act, the Board is satisfied that:

- Immediately after providing the Financial Assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act
- All relevant conditions and restrictions relating to the granting of the Financial Assistance by the Company contained in the Company's memorandum of incorporation are satisfied
- The terms and conditions on which the Financial Assistance is to be given are fair and reasonable to the Company

About the Keliber lithium project

The Keliber lithium project is the most advanced lithium project in Europe dedicated to supplying the electric vehicle (EV) battery sector. Sibanye-Stillwater is planning to implement the best available technologies, combined with the integrated business model and close proximity of mining and refining facilities meaning that Keliber will be amongst the world's most CO_2 efficient producers of lithium hydroxide. The Keliber lithium mining and battery chemical project is expected to produce up to 15,000 tonnes per annum battery-grade lithium hydroxide with production from third-party ore expected to start in 2025 and from own ore in 2026.

For more information, please visit: https://www.sibanyestillwater.com/business/europe/keliber/.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited's ("Sibanye-Stillwater") senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.